May 22, 2003

82-230

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith the Notice of Resolution of the 52nd Ordinary General Meeting of Shareholders.

With best wishes,

SUPPL


03022125


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C.
187
SECTION

Yours faithfully,

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.

(TRANSLATION)

May 22, 2003

To our shareholders:

NOTICE OF RESOLUTION OF THE 52ND ORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the following was reported and adopted at the 52nd Ordinary General Meeting of Shareholders held on May 22, 2003:

ITEMS TO REPORT

Business report, the non-consolidated balance sheet as of February 28, 2003, and the non-consolidated statement of income for the 52nd term (from March 1, 2002 to February 28, 2003.)

This item was reported and approved.

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 52nd term.

This item was approved and passed as proposed.
We regret to announce that it was decided to suspend the dividend for the term.

No.2: Matter concerning the partial alteration in the articles of incorporation.

This item was approved and passed as proposed.
The following are the major alterations:

(1)The required alternations according to the amendment of the Commercial Code, which was put into effect on May 1, 2002:
- Extension of corporate auditors' term
- Alternations in the upper limit of the number of corporate auditors from four to five

(2)The required alternations according to the amendment of the Commercial Code, which was put into effect on April 1, 2003:
- Establishment of the system for handling lost share certificates
- Relaxation of quorum for the special resolutions at the General Meeting of Shareholders
- Introduction of system for adding to holdings for shares constituting less than one voting unit

(TRANSLATION)

(3)The required alternations according to the conversion of all class C preferred stocks to class D preferred stocks, which was occurred by the establishment of the Corporate Reconstruction Fund of Daiei

No.3: Matter concerning the election of sixteen directors due to the expiration of the term of office of all directors.

This item was approved and passed as proposed.
The following were elected as the Director and they assumed the positions accordingly:
Jiro AMAGAI, Heihachiro YOSHINO, Kunio TAKAGI, Takao ENDO, Toshio HASUMI, Shinji SEINO, Tadahiko TSUCHIYA, Kazuhiko IWATA, Kazuya UETSUKA, Tokio ENDO, Hiroyuki OGAWA, Mikio KIHARA, Osamu SATO, Kazuo TAKAHASHI, Mitsuru HAZEYAMA, Hiroshige SASAKI,

No.4: Matter concerning the election of one corporate auditor due to the expiration of the term of office of one corporate auditor

This item was approved and passed as proposed.
Satoru KITA was elected as the corporate auditor and he assumed the position accordingly.
KITA is also the outside corporate auditor stipulated on article 18, paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with Respect to Audit, Etc. of Corporations (Kabushiki-Kaisha)."

Yours very truly,

Kunio TAKAGI
President and Chief Executive Officer

The Daiei, Inc.
4-1-1 Minatojima Nakamachi,
Chuo-ku, Kobe, Hyogo 650-0046, JAPAN

(TRANSLATION)

(Notice)

●Notification of Press Announcement of the non-consolidated business results on the web-site

We inform you that the Press Announcement of the Balance Sheet and the Income Statement will be posted in our homepage starting this term, in place of Nikkei newspaper.

Our homepage address is as follows.

http://www.daiei.co.jp/zaimu

●System for repurchasing the shares less than one voting unit

Since Daiei adopted system for adding to holdings for shares constituting less than one voting unit in order to make such shareholder's holding shares become one voting unit (500 shares) by filling the deficit of shares, we hereby announce the outline as follows:

・Term: After June 2, 2003

Transaction will be stop from twelve business days before the annual closing day (the end of February) or the interim annual closing day (August 31) to the annual closing date or the interim annual closing date.

・Commission:

Commission per single unit share stipulated by Daiei divided by the number of the shares constituting less than one voting unit which is to add to holdings, and its consumption tax will be required to pay

・The timing for sending the single unit share certificate after adding to holdings:

Seven business days after the day when Daiei received the request of adding to holdings, the single unit share certificate and the statement of adding to holdings will be sent to the registered address notified by the shareholders.